UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Amneal Pharmaceuticals, Inc.
(Name of Issuer)

Class A Common Stock, par value US$0.01 per share
(Title of Class of Securities)

03168L105
(CUSIP Number)

November 7, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	03168L105

1	Names of Reporting Persons
Ambient Impact (HK) Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
16,438,356 (1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
16,438,356 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
16,438,356 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐
11	Percent of Class Represented by Amount in Row (9)
5.4% (2)
12	Type of Reporting Person (See Instructions)
CO

(1)	Number of shares is number of Class A Common Stock, par value US$0.01 per share ("Class A Common Stock") of Amneal Pharmaceuticals, Inc. (the “Issuer”).

(2)	This percentage is calculated based on 306,544,199 shares of Class A Common Stock outstanding, as described in the Agreement and Plan of Merger filed as Exhibit 2.1 to the Issuer’s Form 8-K, filed on November 8, 2023.

SCHEDULE 13G

CUSIP No.	03168L105

1	Names of Reporting Persons
Fosun International Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
18,407,656 (1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
18,407,656 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
18,407,656 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐
11	Percent of Class Represented by Amount in Row (9)
6.0% (2)
12	Type of Reporting Person (See Instructions)
CO

(1)	Number of shares is number of Class A Common Stock of the Issuer. Fosun International Limited beneficially owns 18,407,656 shares of Class A Common Stock of the Issuer, consisting of (i) 16,438,356 shares of Class A Common Stock held directly by Ambient Impact (HK) Limited, a wholly-owned subsidiary of Fosun International Limited; (ii) 1,642,300 shares of Class A Common Stock held directly by Fosun Atlas Capital SICAV RAIF S.C.S., a fund managed by a wholly-owned subsidiary of Fosun International Limited; and (iii) 327,000 shares of Class A Common Stock held directly by Peak Reinsurance Company Limited, a majority-owned subsidiary of Fosun International Limited.

(2)	This percentage is calculated based on 306,544,199 shares of Class A Common Stock outstanding, as described in the Agreement and Plan of Merger filed as Exhibit 2.1 to the Issuer’s Form 8-K, filed on November 8, 2023.

Item 1.

(a)	Name of Issuer:

Amneal Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

400 Crossing Boulevard

Bridgewater, NJ 08807

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is filed by Ambient Impact (HK) Limited (“Ambient Impact”), a company organized under the laws of the Hong Kong Special Administrative Region of China (“Hong Kong”), and Fosun International Limited (“Fosun International”, together with Ambient Impact, the “Reporting Persons”), a company organized under the laws of Hong Kong.

Ambient Impact is an indirectly wholly-owned subsidiary of Fosun International.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office for Ambient Impact is 5/F, Manulife Place, 348 Kwun Tong Road, Kowloon, Hong Kong. The address of the principal business office for Fosun International is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong.

(c)	Citizenship:

See Item 2(a)

(d)	Title of Class of Securities:

Class A Common Stock of the Issuer

(e)	CUSIP No.:

03168L105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a)	See Item 9 of the cover pages to this Schedule 13G for the aggregate number of Class A Common Stock that are beneficially owned by each Reporting Person as of December 12, 2023.

(b)	See Item 11 of the cover pages to this Schedule 13G for the percentage of Class A Common Stock that are beneficially owned by each Reporting Person as of December 12, 2023.

(c)	See Items 5 through 8 of the cover pages to this Schedule 13G for the number of Class A Common Stock that are beneficially owned by each Reporting Person as of December 12, 2023 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 2.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2023

AMBIENT IMPACT (HK) LIMITED

By:	/s/ Ma King Yin
Ma King Yin
Director

FOSUN INTERNATIONAL LIMITED

By:	/s/ SZE Mei Ming
SZE Mei Ming
Company Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement dated September 28, 2018 by and between Ambient Impact (HK) Limited and Fosun International Limited (incorporated by reference to Exhibit 99.1 to that certain Schedule 13G filed on September 28, 2018 by the Reporting Persons with the Securities and Exchange Commission).